UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 01, 2021
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on November 01, 2021, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR).

Date on which the second tranche of the share buy-back programme for 2021 was announced: 27 October 2021.

The duration of the second tranche of the buy-back programme: 27 October 2021 to 31 January 2022.

Size of the buy-back programme: Up to 75,000,000 shares, but maximum total consideration for the second tranche: USD 330,000,000.

From 27 October 2021 until 29 October 2021, Equinor ASA has purchased a total of 584,464 own shares at the Oslo Stock Exchange at an average price of NOK 221.9772 per share.

Aggregated overview of transactions per day:

Date	Aggregated volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)
27 October	189,858	227.6283	43,217,053.78
28 October	196,786	220.2950	43,350,971.87
29 October	197,820	218.2269	43,169,645.36

Previously disclosed buybacks under the programme (accumulated)	4,575,502	189.5059	867,084,609.04

Total buybacks under the programme	5,159,966	193.1839	996,822,280.05

Following the completion of the above transactions, Equinor ASA owns a total of 16,837,917 own shares, corresponding to 0.52% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A detailed overview of all transactions made under the buy-back programme that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Further information from

Investor relations
Peter Hutton, senior vice president Investor Relations,
+44 7881 918 792 (mobile)

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584 (mobile)

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: November 01, 2021	By:	___/s/ Ulrica Fearn Name: Ulrica Fearn Title: Chief Financial Officer